UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025705

(CUSIP Number)

Daniel Khoshaba
Alexander Palm Road
Boca Raton, Florida 33432
Telephone Number: (917) 543-0004

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No. 963025705	SCHEDULE 13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSON

Daniel Khoshaba

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3		SEC USE ONLY

4		SOURCE OF FUNDS

PF

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ☐ ITEMS 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

		1,105,924
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,105,924
WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,105,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.3%(1)

14	TYPE OF REPORTING PERSON

IN

(1)	Calculation based on 9,793,957 shares of common stock, $0.01 par value per share (“Common Stock”), of Wheeler Real Estate Investment Trust, Inc. (the “Company”) outstanding as of February 28, 2023, as reported in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2023.

CUSIP No. 963025705	SCHEDULE 13D	Page 3 of 5 Pages

This Amendment No. 7 to Schedule 13D amends, as specifically set forth herein, the Schedule 13D filed by the undersigned with the SEC on January 6, 2022, as amended to date.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and restated as follows:

On April 11, 2023, Mr. Khoshaba delivered a letter (the “April 11 Letter to the Board”) to the Company’s board of directors (the “Board”). In the April 11 Letter to the Board, Mr. Khoshaba expressed concern that the Company’s management and Board have placed the Company on a path toward pronounced value destruction and about the possibility that the value of the Common Stock will be severely devalued, absent Company action that results in the successful tender of all shares of the Company’s Series D Cumulative Convertible Preferred Stock, no par value per share (the “Series D Preferred Stock”). Mr. Khoshaba further expressed in the April 11 Letter to the Board his deep and increasing concern with the Board and management’s pursuit of value-destructive strategies, including the incomprehensible decision to pay interest on several of the Company’s convertible notes in anything other than cash and the suspension of the payment of dividends on the Common Stock for the last five years. In the April 11 Letter to the Board, Mr. Khoshaba noted his belief that the Company has desirable properties and that the Company’s public market undervaluation is consistent across a variety of measures. Further, Mr. Khoshaba stated an eagerness to commence a genuine, constructive conversation with the Board to assist in addressing the issues facing the Company and made himself available over the course of several weeks.

On April 20, 2023, Mr. Khoshaba received a letter from the Company’s outside legal counsel, Mr. Daniel P. Raglan of Cadwalader, Wickersham & Taft LLP, in response to the April 11 Letter to the Board (the “April 20 Response Letter from Outside Counsel”). In the April 20 Response Letter from Outside Counsel, Mr. Raglan expressed that the Company did not understand Mr. Khoshaba’s concerns with regard to the Company’s performance. Further, Mr. Raglan acknowledged that the Company has not successfully addressed the capital structure problem presented to the Company by its Series D Preferred Stock. The April 20 Response Letter from Outside Counsel did not directly respond to Mr. Khoshaba’s request for a conversation with the Board.

On May 11, 2023, Mr. Khoshaba delivered a letter to Mr. Raglan, with a copy sent to the Board (the “May 11 Response Letter to Outside Counsel”), responding to the April 20 Response Letter from Outside Counsel. In the May 11 Response Letter to Outside Counsel, Mr. Khoshaba noted that he had addressed his prior letter to the Board, yet outside legal counsel replied. Mr. Khoshaba expressed disappointment with the Company’s decision to have outside legal counsel respond to a concerned stockholder, which response is completely misaligned with constructive stockholder engagement. Mr. Khoshaba also noted that the April 20 Response Letter from Outside Counsel ignored his request for a meeting, seemingly intentionally misconstrued many of his criticisms, and failed to even respond to his offer to make himself available for a call with the Board.

Mr. Khoshaba initially acquired the shares of Common Stock for investment in the ordinary course of his investment activities based on his belief that such shares, when purchased, were undervalued and represented an attractive investment opportunity. In that regard, Mr. Khoshaba believes that the Company’s financial performance can be improved to increase stockholder value.

On May 11, 2023, Mr. Khoshaba delivered a letter to the Board detailing his concerns about the Board’s value-destructive decisions and management of the Company (the “May 11 Letter to the Board”). Mr. Khoshaba noted that stockholder confidence in the Company’s strategy has collapsed, the Company’s stock price has plummeted, and investors have lost all confidence in the Company’s leadership. Mr. Khoshaba stated that the Board must (1) immediately begin negotiating a settlement with the holders of the Company’s Series D preferred stock, (2) stop issuing deeply discounted preferred securities in lieu of cash interest payments on the Company’s 7.00% subordinated convertible notes due 2031 (the “Convertible Notes”), (3) gain control of the Company’s outsized and growing expenses, and (4) initiate quarterly conference calls in order to effectively foster transparency. The May 11 Letter to the Board also discussed the Company’s value destructive capital allocation, empty promises and dramatic underperformance, broken corporate governance and lack of transparency, and path forward. Mr. Khoshaba noted that, if urgent action is taken, stockholder value might be preserved, and would likely even grow.

CUSIP No. 963025705	SCHEDULE 13D	Page 4 of 5 Pages

The foregoing descriptions of the April 11 Letter to the Board, May 11 Response Letter to Outside Counsel, and May 11 Letter to the Board are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of the April 11 Letter to the Board, May 11 Response Letter to Outside Counsel, and May 11 Letter to the Board, which are filed hereto as Exhibit A, Exhibit B, and Exhibit C, respectively, and are incorporated herein by reference.

Mr. Khoshaba does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Mr. Khoshaba intends to review his investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, Mr. Khoshaba may in the future take such actions with respect to his investment in the Company as he deems appropriate including, without limitation, engaging in communications with management and the Board, engaging in discussions with stockholders of the Company or other third parties about the Company and Mr. Khoshaba’s investment, including potential business combinations or dispositions involving the Company or certain of its businesses, making recommendations or proposals to the Company concerning changes to the capitalization, ownership structure, Board structure (including Board composition), potential business combinations or dispositions involving the Company or certain of its businesses, or suggestions for improving the Company’s financial and/or operational performance, purchasing additional Common Stock, selling some or all of his Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following:

Exhibit A	Letter to the Board, dated April 11, 2023

Exhibit B	Response letter to outside counsel of the Company, dated May 11, 2023

Exhibit C	Letter to the Board, dated May 11, 2023

CUSIP No. 963025705	SCHEDULE 13D	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2023

/s/ Daniel Khoshaba
Daniel Khoshaba

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

April 11, 2023

Michelle D. Bergman

E. J. Borrack

Kerry G. Campbell

Stefani D. Carter

Saverio M. Flemma

Megan Parisi

Joseph D. Stilwell

Wheeler Real Estate Investment Trust, Inc.

2529 Virginia Beach Blvd, Suite 200

Virginia Beach, Virginia, 23452

Re:	Request for Meeting to Discuss Alternatives to Unlock Value of Wheeler Real Estate Investment Trust, Inc.

Dear Directors:

As former CEO and current stockholder of over 11% of the common stock of Wheeler Real Estate Investment Trust, Inc. (the “Company”), I am concerned that management and the Board are on a path toward pronounced value destruction and by the possibility that the Company’s common stock will be completely wiped out absent a deal that results in the successful tender of all shares of the Series D preferred stock. I write to request a meeting with the Board of Directors to discuss concerns with the Company’s performance, the decision making by the Board and management, and alternatives to unlocking the Company’s potentially substantial value for stockholders. Despite my concerns, I am confident that if the Board and management recognize the urgency necessary to address the Company’s ailments, the challenges facing the Company may be overcome for the benefit of all of the Company’s stockholders.

The Company has desirable properties, and private market valuations for high-quality, grocery-anchored real estate remain attractive. The Company’s public market undervaluation is consistent across a variety of measures but shines through most clearly when evaluating cap rates and cash flow for properties in the Company’s markets relative to the current (and for some time) stagnant common stock. This consistent undervaluation is endemic of the current public market prices for all of the Company’s securities. The common stock alone is down approximately 75% since I left the Company in July of 2021. In fact, the common stock price is lower today than when Joe Stilwell took control of the Company following his 2019 proxy win.

In addition to massive stock depreciation, I am deeply and increasingly concerned with the Board and management’s pursuit of value-destructive strategies, including the incomprehensible decision to pay interest on several of the Company’s convertible notes in anything other than cash and the suspension of the payment of dividends on the Company’s common stock for the last five years, in each case despite the Company’s $28 million in cash and cash equivalents at December 31, 2022. The Company faces consequential decisions that will materially impact the Company’s stock price and the market’s valuation of the Company’s securities – including the potentially dilutive and value-destructive effect of the optional redemption of the Series D preferred stock in September 2023 and the payment of interest on the Convertible Notes in deeply discounted shares of Series D or Series B preferred stock. The Company’s leadership has had more than three years since the election of Joseph Stilwell at the 2019 annual meeting of stockholders to address the potentially destabilizing consequences of the upcoming redemption of the Series D preferred stock, which optional redemption right vests on September 22, 2023, but unfortunately has not yet successfully resolved this issue.1 This upcoming redemption date is critical to ensuring value creation for all of the Company’s security holders. I also hope the Board and management understand the importance of ceasing any issuance of deeply discounted Series D or Series B preferred stock to holders of the Convertible Notes, as such issuances are not only manifestly unfair and substantially dilutive, but, most importantly, contrary to the Board’s fiduciary duties.

[1]	In fact, based on publicly available information, it appears that Mr. Stilwell ran his 2019 proxy campaign, at least in part, due to his concerns with the Company’s handling of this issue and included prescient statements in his definitive proxy statement (that he, together with certain affiliates and associates, filed with the SEC on October 29, 2019): “We seriously question how Wheeler can be finished with or close to finishing asset sales when the Board has yet to address (or even mention) the serious consequences of the optional Series D Preferred Stock redemption in 2023. We believe the Board needs to ensure that Wheeler continues selling underperforming properties to generate cash to buy back the Series D Preferred Stock.” (See the DEFC14A filed by Mr. Stilwell, among others, with the SEC on October 29, 2019.)

Wheeler Real Estate Investment Trust, Inc.       April 11, 2023

I am eager to commence a genuine, constructive conversation with the Board to assist in addressing the issues facing the Company and proactively avoiding value-destructive decisions. I hope this discussion can be a starting point for a more open and productive dialogue, and in a recognition of the urgency demanded, I am willing to make myself available over the next few weeks. I would like to offer the following dates for a call to discuss my concerns:

•	April 18th and 19th,
•	April 25th and 26th, and
•	May 9th and 10th.

Sincerely,

/s/ Daniel Khoshaba

Exhibit B

May 11, 2023

Daniel P. Raglan

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

daniel.raglan@cwt.com

Re:	Response Letter dated April 20, 2023 regarding Wheeler Real Estate Investment Trust, Inc.

Dear Daniel:

I received your response letter, dated April 20, 2023, in response to my letter, dated April 11, 2023. My letter was addressed to the Board of Directors of the Company, not the Company’s outside legal counsel. Yet, outside legal counsel replied. The Company’s decision to have outside legal counsel respond to a concerned stockholder is completely misaligned with constructive engagement. However, in light of many of the Company’s recent decisions, I am not surprised by the Board’s refusal to personally engage.

Prior to sending the Company my April 11th letter, I had been optimistic. Despite my concerns with the Company’s performance and the recent value-destructive decisions by the Board, I expressed confidence that if the Board and management were to recognize the urgency necessary to address the Company’s ailments, the challenges facing the Company may be overcome for the benefit of all stockholders. In my letter, I noted that I was eager to commence a genuine, constructive conversation with the Board to assist in addressing the issues facing the Company and was willing to make myself available over the coming weeks for a call to discuss my concerns. Unfortunately, your response letter on behalf of the Company ignored my request for a meeting, seemingly intentionally misconstrued many of my criticisms, and failed to even to respond to my offer to make myself available for a call with the Board.

It is becoming increasingly clear that the Company is not interested in constructively engaging, directly, with its owners. This is a practice that will not accrue any benefits to the Company in the long run.

Sincerely,

/s/ Daniel Khoshaba

cc:        Board of Directors, Wheeler Real Estate Investment Trust, Inc.

Exhibit C

May 11, 2023

Michelle D. Bergman

E. J. Borrack

Kerry G. Campbell

Stefani D. Carter

Saverio M. Flemma

Megan Parisi

Joseph D. Stilwell

Wheeler Real Estate Investment Trust, Inc.

2529 Virginia Beach Blvd, Suite 200

Virginia Beach, Virginia, 23452

Re:	Board of Directors Must Take Immediate Action to Cease Ongoing Value Destruction and Unlock Stockholder Value at Wheeler Real Estate Investment Trust, Inc.

Dear Directors:

As former CEO and current stockholder of over 11% of the common stock of Wheeler Real Estate Investment Trust, Inc. (“Wheeler” or the “Company”), I am deeply concerned with the Company’s performance and the decisions by the Board of Directors and the actions of management. Stockholder confidence in the Company’s strategy has collapsed, the Company’s stock price has plummeted, and investors have lost all confidence in the Company’s leadership. In fact, the price of the Company’s common stock is lower today than when activist Joseph Stilwell joined the Board in 2019 – more than 3 years ago!

There is no more time left for the Board to delay facing the significant issues eroding stockholder value. In recognition of the obvious urgency demanded, the Board must (1) immediately begin negotiating a settlement with the holders of the Company’s Series D preferred stock, (2) stop issuing deeply discounted preferred securities in lieu of cash interest payments on the Company’s 7.00% subordinated convertible notes due 2031 (the “Convertible Notes”), (3) gain control of the Company’s outsized and growing expenses, and (4) initiate quarterly conference calls in order to effectively foster transparency.

Value Destructive Capital Allocation

It is clear to stockholders that the Company’s massive stock depreciation is a direct result of the Board and management’s reckless pursuit of value-destructive strategies, including the incomprehensible decision to pay interest on the Convertible Notes in anything other than cash and the suspension of the payment of dividends on the Company’s common stock in the last five years (in each case despite the Company’s $28.5 million in cash and cash equivalents at December 31, 2022).1

[1]	See the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 filed with the SEC on March 2, 2023.

Wheeler Real Estate Investment Trust, Inc.       May 11, 2023

The Board faces consequential decisions that will significantly impact the Company’s stock price and the valuation of all of the Company’s securities – including the potentially dilutive and value-destructive effect of the optional redemption of the Series D preferred stock and the payment of interest on the Convertible Notes in deeply discounted shares of Series D or Series B preferred stock. How much more time does the Company need to make the right decisions? Leadership has had more than three years since the election of Mr. Stilwell, together with his two other director nominees, to address the potentially destabilizing consequences of the upcoming redemption of the Series D preferred stock, which optional redemption right vests on September 22, 2023. Unfortunately, Mr. Stilwell and the Board, of which he now controls a majority of the directors, have yet to successfully resolve this issue.

The Board and management must understand the importance of ceasing any issuance of deeply discounted Series D or Series B preferred stock to holders of the Convertible Notes. Such issuances are not only manifestly unfair and dilutive, but, most importantly, contrary to the Board’s fiduciary duties. Management and the Board are on a path toward pronounced and likely permanent value destruction. There should be significant concern in the boardroom that the value of the Company’s common stock could be irreversibly eroded, absent a deal resulting in the successful tender of all Series D preferred stock.

Empty Promises and Dramatic Underperformance

In 2019, Mr. Stilwell claimed that the issuance of the Series D preferred stock at an $8.50 discount to face value was destructive and appalling capital allocation.2 He also claimed, with surprising foresight, that the issuance of such preferred stock at a significant discount could have serious consequences: “the Series D Convertible Preferred Stock has a Death Spiral provision that could wipe out Common Stock value.”3

Despite his claims in 2019, the current Board, of which he now controls a majority of the directors, is continuing the same failed strategy with the Series D preferred stock that he previously criticized. Yet now, with the impending optional redemption deadline mere months away, such strategy is all the more troubling. Stockholders are left to wonder: What has changed, Mr. Stilwell?

Based on publicly available information, it appears that Mr. Stilwell ran his 2019 proxy campaign, at least in part, due to his concerns with the Company’s handling of this Series D preferred stock issue and included prescient statements in his proxy statement, which he filed with the SEC (the “Stilwell 2019 Proxy”): “We seriously question how Wheeler can be finished with or close to finishing asset sales when the Board has yet to address (or even mention) the serious consequences of the optional Series D Preferred Stock redemption in 2023. We believe the Board needs to ensure that Wheeler continues selling underperforming properties to generate cash to buy back the Series D Preferred Stock.”4 And, “Despite the Death Spiral’s potentially dire consequences, the Company does not appear to have a clear strategy in place as to how it plans on handling this Series D redemption, which is only four years away.”5

[2]	See the DFAN14A filed by Mr. Stilwell, among others, with the SEC on November 20, 2019.
[3]	Id.
[4]	See the DEFC14A filed by Mr. Stilwell, among others, with the SEC on October 29, 2019.
[5]	See the DFAN14A filed by Mr. Stilwell, among others, with the SEC on November 20, 2019.

2

Wheeler Real Estate Investment Trust, Inc.       May 11, 2023

The Company has unsuccessfully tendered for the shares of Series D preferred stock three times. While there is a potential path forward, the Company should make a meaningful offer to the holders, such as an offer that combines cash, notes and common stock. This approach would be significantly less dilutive then if the Company does nothing – or continues to put forth unsuccessful tender offer terms – and the shares are ultimately redeemed for shares of common stock on September 23rd of this year, which date is, again, less than a mere five months away. Under this proposed approach, the Company would maintain a meaningful amount of its cash and exchange a relatively small number of shares of common stock for the Series D preferred stock. And, importantly, this approach could be accretive to the Company’s net asset value.

Now, with fewer than five months remaining until the September 22, 2023 deadline when the optional redemption right of the Series D preferred stock vests, no solution has been negotiated and there is no remedy for a long-simmering problem. The Company has wasted valuable time and significant capital on interest expenses, prepayment penalties and legal expenses. And, despite this woeful track record, the Company has still failed to resolve the Series D problem. The “Death Spiral” that Mr. Stilwell criticized has only grown worse, alongside stockholder disappointment.

Making matters even worse, the Board and management have failed to responsibly manage the Company’s balance sheet. And there is nothing in the Company’s history of issuing securities that has had a more expensive cost of capital than the payment-in-kind interest that was previously paid on the Convertible Notes in shares of Series D and Series B preferred stock priced at a 45% discount to market.6 This strategy dilutes stockholders, while allowing Mr. Stilwell to be the primary beneficiary as he appears to be, based on SEC filings, the beneficial owner of over 80% of the Convertible Notes. The idea of issuing new Series D and Series B shares at a tremendous discount, for the benefit of essentially one director, only to dilute stockholders, is a stunning disregard of the stockholders’ interest and a breach of fiduciary duties. Further, $28.5 million of the $33.0 million of Convertible Notes remained on the Company’s balance sheet at December 31, 2022 – more than ample funds to pay cash for the interest payments.

All of this evidence makes clear two critical points: the directors have mismanaged the Company at the expense of stockholders and there appears to be a concerted effort to shift value away from the common and preferred stockholders to Mr. Stilwell and a few other minority noteholders. Given this history, how can the Board claim that its actions are consistent with maximizing value for ALL stockholders? This misalignment of interests once again broadcasts the Board’s impropriety and the blatant shifting of value away from the holders of the Company’s common and preferred stock for the benefit of a few noteholders.

[6]	See Amendment No. 1 to the Company’s Registration Statement on Form S-11 filed with the SEC on July 21, 2021 and the Company’s Prospectus filed with the SEC on July 22, 2021.

3

Wheeler Real Estate Investment Trust, Inc.       May 11, 2023

Broken Corporate Governance and Lack of Transparency

There should be serious concern regarding insider transactions. Let me be clear: Mr. Stilwell beneficially owns over 80% of the Convertible Notes associated with the rights offering and he has received a substantial number of preferred shares since purchasing the Convertible Notes.7 Issuing deeply discounted Series D preferred stock further exacerbates the “Death Spiral” that Mr. Stilwell described in his 2019 campaign, which resulted in his election to the Board together with his two other director nominees.

Additionally, while the Company’s operating expenses and net losses attributable to common stockholders have grown each year since 2020, the directors have increased their own compensation.8 Astonishingly, for fiscal year 2021, the Board took the exceptionally unusual action to award large, special bonuses to certain of its members.9 These special bonuses were made despite the Company’s plummeting stock price in 2021!10

The Path Forward

The Board and management are involved in relationships and transactions that are self-serving, dysfunctional and unethical. Immediate action must be taken to correct the governance and management of Wheeler and to take concrete steps to maximize stockholder value. The Company’s stock price is lower than it was when Mr. Stilwell joined the Board in 2019, down approximately 78% since July 2, 2021, and the Company has fewer than five months until the Series D “Death Spiral” that Mr. Stilwell prophetically criticized.11

[7]	See Mr. Stilwell’s Statement of Changes in Beneficial Ownership on Form 4 filed with the SEC on January 5, 2023.
[8]	See the Company’s Annual Reports on Form 10-K for the years ended December 31, 2022 and 2021 filed with the SEC on March 2, 2023 and February 28. 2022, respectively.
[9]	See the DEF14A filed by the Company with the SEC on April 29, 2022.
[10]	January 4, 2021, the first trading day of 2021, the Company’s common stock closed at $2.78. On December 31, 2021, the Company’s common stock closed at $1.94.
[11]	On July 2, 2021, which was the last trading day before I resigned as Chief Executive Officer of Wheeler, the Company’s common stock closed at $5.10. On May 10, 2023, the Company’s common stock closed at $1.10.

4

Wheeler Real Estate Investment Trust, Inc.       May 11, 2023

The Board must (1) urgently negotiate a settlement with the holders of the Company’s Series D preferred stock, (2) stop issuing deeply discounted preferred securities in lieu of cash interest payments on the Convertible Notes, (3) gain control over the Company’s expenses, and (4) initiate quarterly conference calls in order to effectively foster transparency. Despite my private letters to the Board, the Company has not successfully addressed the Series D preferred stock issue, expenses have surged and there has been no effort to communicate to the stockholders a new path forward addressing these capital structure issues or contemplating a more profitable Company.

The Board and management have failed stockholders. However, if urgent action is taken, stockholder value might be preserved, and would likely even grow. There is no more time to waste.

Sincerely,

/s/ Daniel Khoshaba

5